April 25, 2025

Daniel Dorfman
Manager
Roots Real Estate Investment Community I, LLC
1344 La France Street NE
Atlanta, GA 30307

       Re: Roots Real Estate Investment Community I, LLC
           Post-Qualification Amendment No.7 to Offering Statement on Form 1-A Filed April 23, 2025
           File No. 024-11897
Dear Daniel Dorfman:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No.7 to Offering Statement on Form 1-A Real Estate Portfolio, page 49

1. We partially reissue prior comment 5. Please provide disclosure required by Item 15 of Form S-11, including occupancy rate and average effective annual rent.
Plan of Operation, page 51

2. We note the updated financial statements for the year ended December 31, 2024.
       Please update this section to include the disclosure regarding
Management's
       Discussion and Analysis and Result of Operations as required by Item 303 of
       Regulation S-K, as referenced in Item 10 of Form S-11.
Description of Our Units, page 55

3. We acknowledge your response and revisions to prior comment 6. We note your narrative disclosure as to how your NAV is calculated and that you calculated the offering price to be $140.00 per share. Please revise the offering circular to provide quantitative information in the tabular disclosure.
 April 25, 2025
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Michael P. Williams